Exhibit 1.01

GRAPHIC PACKAGING HOLDING COMPANY

CONFLICT MINERALS REPORT

For the Year Ended December 31, 2019

        This Conflict Minerals Report is presented to comply with Section 13(p) of the Securities Exchange Act of 1934, as amended, and Rule 13p-1 (the “Rule”) and Form SD promulgated thereunder. The Rule implements reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. In accordance with guidance provided by the Securities and Exchange Commission Division of Corporation Finance on April 29, 2014, this Conflict Minerals Report has not been audited by an independent private sector auditor.

        Conflict minerals are defined as cassiterite, columbite-tantalite, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten, and gold, as well as any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country. Tin, tantalum and tungsten, together with gold, are referred to herein as 3TG. Graphic Packaging Holding Company (together with its subsidiaries, the “Company”) has determined that certain electronic components possibly made with 3TG are necessary to the functionality of certain of its packaging machinery products. In accordance with the Rule, therefore, the Company was required to undertake a reasonable country of origin inquiry (“RCOI”) to determine if the 3TG originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or are from recycled or scrap sources. Because the Company has been unable to definitively determine the country of origin of all of the 3TG used in its products, the Company is required to exercise due diligence on the 3TG’s source, file this Conflict Minerals Report that includes a description of the due diligence measures conducted and post this report to the Company’s website.

Company Overview

        The Company is a leading provider of paper-based packaging solutions for a wide variety of products to food, beverage, foodservice and other consumer products companies. The Company operates on a global basis, is one of the largest producers of folding cartons in the United States and holds leading market positions in coated unbleached kraft paperboard, coated-recycled paperboard, and solid bleached sulfate paperboard. In addition to providing paper-based packaging, the Company designs and manufactures specialized, proprietary packaging machines that package bottles and cans and, to a lesser extent, non-beverage consumer products. In 2019, approximately 0.5% of total net sales consisted of sales of or lease payments received for the Company’s packaging machinery.

RCOI and Due Diligence Process

        Following the initial review of raw material inputs and processes conducted in 2013 and 2014, the Company determined that its paper-based packaging products do not contain 3TG. For the 2019 RCOI and due diligence process, members of our legal, controllership, environmental, internal audit and supply chain organizations met to discuss and implement the measures that the Company would take as a part of its RCOI for the 3TG possibly used in electronic parts obtained from various suppliers for the Company’s packaging machinery products. The measures were intended to comply, in all material respects with the framework provided by The Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High Risk Areas, an internationally-recognized due diligence framework. In its process, the Company relied upon its direct suppliers to provide information about the existence of 3TG in the components purchased by the Company, as well as the origin of the 3TG, if any, in such components. The Company does not directly source or use 3TG in any of its own manufacturing processes. Because many of the Company’s suppliers operate under existing multi-year contracts, the Company cannot unilaterally require suppliers to provide such information. In addition, as the Company acquires other companies that supply or refurbish packaging machinery products, the Company must include additional suppliers in its due diligence efforts, some of whom are unfamiliar with the RCOI process. As the Company enters into new contracts or renews existing contracts, the Company will attempt to include provisions requiring suppliers to provide information about existence of and source of 3TG in their products. The Company expects that it will take a number of years to ensure that all of its contracts contain provisions requiring its suppliers to provide information about the source of any 3TG in their products.

        To determine whether the Company’s packaging machinery products contain 3TG, the Company identified 112 suppliers who provided material, parts and components specifically for incorporation into the Company’s packaging machinery during 2019. The Company then sent a letter requesting that each such supplier complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC-GeSI) Conflict Minerals Reporting Template (the “Template”). The Template provides a standardized method for the Company to use in the collection of representations, statements and data from its suppliers relative to the presence, use, source and chain of custody of 3TG in materials, parts and components that are incorporated in the Company’s packaging machinery products for sale or lease to end-use customers. Along with the Template, the Company submitted the EICC-GeSI’s Smelter Reference List, which is a compilation of names and locations of known smelters and refiners.

        Of the 112 suppliers that responded, 78 indicated that their products did not contain 3TG. Twenty-six of the suppliers indicated that their products contained 3TG, but 11 of these suppliers indicated the 3TG was not from the Covered Countries. Nine of the suppliers who indicated that their products contained 3TG from unknown origins or the Covered Countries, indicated that the 3TG in their products come from sources believed to be conflict free. Eight of the suppliers, primarily distributors, indicated either that they did not know if their products contained 3TG and/or they did not know the source of any 3TG in their products. Based on these responses, the Company was unable to determine definitively whether or not all materials, parts and components incorporated in the Company’s packaging machinery products during 2019 that contain or utilize 3TG in their manufacture were sourced outside the Covered Countries or are from recycled or scrap sources.

Due Diligence Results

        Based on the due diligence process described above and undertaken by the Company, the Company was unable to determine definitively that its packaging machinery products produced in 2019 are free of Conflict Minerals.

Risk Mitigation and Due Diligence Improvement Program

        In 2020, the Company intends to take the following steps to mitigate the risk that 3TG necessary to the functionality or production of its products benefit or finance armed groups in Covered Countries:

•Continue to work with suppliers to our legacy and newly acquired businesses to obtain complete and accurate 3TG sourcing information;

•Request information again from suppliers to our packaging machinery business by utilizing the EEIC-GeSI Conflict Minerals Reporting Template;

•Include provisions requiring suppliers to provide information about existence of and source of 3TG in their products to the extent possible in new and renewed contracts.